Mail Stop 4631

                                                             December 14, 2017

Via E-mail
Mr. John Gorey
Chief Financial Officer
Foundation Building Materials, Inc.
2741 Walnut Ave., Suite 200
Tustin, CA 92780

       Re:    Foundation Building Materials, Inc.
              Form 10-K for the year ended December 31, 2016
              Filed March 28, 2017
              Form 10-Q for the quarter ended September 30, 2017
              Filed November 7, 2017
              File No. 1-38009

Dear Mr. Gorey:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2016

Critical Accounting Policies, page 53

Intangible Assets and Goodwill, page 55

1. Please quantify the amount of goodwill allocated to each reporting unit/reportable segment here and in the notes to your financial statements. In addition, please clarify whether your annual goodwill impairment assessments were limited to qualitative assessments. If you performed a two-step quantitative assessment of goodwill, please disclose if the estimated fair value of each reporting unit tested substantially exceeded its
 Mr. John Gorey
Foundation Building Materials, Inc.
December 14, 2017
Page 2

        carrying value. If the estimated fair value of a reporting unit did not substantially exceed its carrying value, please disclose the following:
               The percentage by which the estimated fair value of the reporting unit exceeded the carrying value as of the most recent test;
               The degree of uncertainty associated with key fair value assumptions;
               The potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used to determine fair value;
               and
               An explanation of the impact of and reasons for your use of a combination of both income and market valuation approaches to determine fair value.

LSF9 Cypress Holdings, LLC

Consolidated Statement of Operations, page 68

2. We note that you exclude depreciation and amortization expense from cost of goods sold and from gross profit. It appears to us that depreciation and amortization expense should not be positioned in your statements of operations in a manner that results in reporting a figure for income before depreciation. Please explain to us why you believe your presentation is appropriate and complies with SAB Topic 11:B or tell us how you intend to revise it. It also appears to us that any presentation of a gross profit measure that excludes depreciation and amortization expense may be a non-GAAP financial measure subject to the provisions of Item 10(e) of Regulation S-K.

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies, page 75

Operating Expenses, page 78

3. We note that you record shipping and handling expense within "selling, general and administrative" on your income statement. Please disclose the amount of shipping and handling costs you recorded each period as required by ASC 605-45-50-2.

5. Income Taxes, page 87

4. We note that you have net operating loss carryforwards for federal and state income tax purposes that begin to expire in 2019 and that you have not provided a tax valuation allowance. We also note your disclosure that the ultimate realization of deferred tax assets is dependent on the generation of future taxable income. Please explain to us the positive and negative evidence you considered in determining that a tax valuation allowance is not necessary and provide additional information as to the time periods when your carryforwards expire. If applicable, please tell us the amounts and time
 Mr. John Gorey
Foundation Building Materials, Inc.
December 14, 2017
Page 3

        periods in which you will be required to generate taxable income to fully realize your deferred tax assets and explain your basis for assuming future taxable income in light of cumulative losses during the periods presented. In this regard, we note a significant amount of deferred tax liabilities appear to relate to goodwill. Further, please revise your filings to provide a more robust description of the positive and negative evidence you consider when determining if a tax valuation allowance is required.

16. Segments, page 96

5. Please also include geographical information related to your long-term assets. Please refer to ASC Topic 280-10-50.

Form 10-Q for the quarter ended September 30, 2017

Liquidity and Capital Resources, page 29

Tax Receivable Agreement, page 30

6. Please revise your liquidity disclosures to address the Tax Receivable Agreement in more detail. Please disclose your estimates of annual payments under the agreement and explain how you intend to fund the required payments. In this regard, we note you expect the future payments under the agreement to be substantial.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709
or me at (202) 551-3768 with any questions.

                                                              Sincerely,

                                                              /s/ John Cash

                                                              John Cash
                                                              Branch Chief
                                                              Office of
Manufacturing and
                                                              Construction